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                             December 6, 2022

       John Hamill
       Chief Financial Officer
       WINDTREE THERAPEUTICS INC /DE/
       2600 Kelly Road, Suite 100
       Warrington, PA 18976

                                                        Re: WINDTREE
THERAPEUTICS INC /DE/
                                                            Proxy Statement on
Schedule 14A
                                                            Filed November 22,
2022
                                                            File No. 001-39290

       Dear John Hamill:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement on Schedule 14A filed November 22, 2022

       General

   1.                                                   We note that on
November 18, 2022, the Company's Board announced a declared
                                                        dividend of 1/1,000th
of a share of Series A Preferred Stock for each outstanding share of common stock to
shareholders of record on November 28, 2022, which was distributed on
                                                        December 2, 2022.
                                                            Please revise to
explicitly state whether the dividend of the Series A Preferred Stock, with its attendant
voting rights, was issued by the Company solely to affect the passage of the
charter amendment to effect a reverse stock split of your common stock. If so,
explain the reason(s) why the Board determined that such issuance was necessary in this
case.
                                                            Explain whether the
Series A Preferred Stock voting rights will affect quorum and voting requirements
at the special meeting and any adjournment thereof, and if so, how.
 John Hamill
WINDTREE THERAPEUTICS INC /DE/
December 6, 2022
Page 2
2. You disclose that any whole or fractional shares of Series A Preferred Stock that are not present in person or by proxy "immediately prior to the opening of the polls" at the special meeting will be automatically redeemed in the Initial Redemption and no longer entitled to vote.
             Please revise to clarify when the opening of the polls at the special meeting will
             occur.
             Revise to explicitly describe the outsized voting rights the holders of common stock
             with related Series A Preferred Stock will have relative to holders of common stock
             whose shares of Series A Preferred Stock were redeemed pursuant to the Initial
             Redemption. In this respect, please consider including an
illustrative example of the
             effects the super voting rights of the Series A Preferred Stock will have on reaching
             both the quorum requirement and voting threshold necessary to approve the
             proposal.
3. Please revise to clearly explain the voting differences between shares purchased prior to the November 28, 2022 record date for the Series A Preferred dividend compared with those purchased after that record date but before the December 2, 2022 special meeting record date. Conversely, because the Series A Preferred is nontransferable by the holder thereof except in connection with a transfer by such holder of any shares of common stock held by that holder, please clearly explain what happens with respect to the voting rights of any common shareholder that sells any common shares after the preferred stock dividend record date but before the meeting record date.
4. Please revise to clearly explain the consequence to shareholders of the Series A Preferred of:
             Not casting a vote on a common share; and
             Proxy revocation prior to the special meeting.
5. Please advise us whether you have discussed the issuance and voting rights of the Series A
         Preferred Stock with Nasdaq and the outcome of such discussions.
6.     Please provide the opinion of counsel as to:
           Whether the vote taken including votes represented by the Series A Preferred will be valid under Delaware law;
           The legality under Delaware law of the redemption of all shares of Series A Preferred
           Stock that are not present in person or by proxy at the Special Meeting as of immediately prior to the opening of the polls at the Special Meeting; and
           The legality under Delaware law of the further redemption of all remaining Series A
FirstName LastNameJohn      Hamill
           Preferred (i) if and when ordered by your Board or (ii) automatically upon the
Comapany approval
           NameWINDTREE         THERAPEUTICS
                     by the Company   s              INC
                                         stockholders of/DE/
                                                         the reverse stock
split proposal at any
December 6,meeting  of the
             2022 Page   2 stockholders held for the purpose of voting on such
proposal.
FirstName LastName
 John Hamill
FirstName LastNameJohn   HamillINC /DE/
WINDTREE     THERAPEUTICS
Comapany6,
December  NameWINDTREE
             2022           THERAPEUTICS INC /DE/
December
Page 3    6, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Jennifer Porter